DELCATH SYSTEMS, INC.

1633 Broadway, Suite 22C

New York, NY 10019

(212) 489-2100

VIA EDGAR

September 18, 2018

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

100 F Street N.E.

Washington, D.C. 20005

Attn:	Timothy Buchmiller, Esq.
Daniel Morris, Esq.

Re:	Delcath Systems, Inc.
Registration Statement on Form
S-1 Filed August 15, 2018
File No. 333-226852

Dear Mr. Buchmiller and Mr. Morris:

We are writing in connection with the above-captioned matter regarding Delcath Systems, Inc.’s (the “Company”) Registration Statement on Form S-1, File No. 333-226852, filed with the Commission on August 15, 2018 (the “Registration Statement”). We hereby provide supplementally the following responses in reply to the Staff’s comment letter dated September 11, 2018 (the “Comment Letter”). The numbered responses set forth below correspond to the numbering set forth in the Comment Letter. For your convenience, we have included each of the Staff’s comments (in bold).

Fee table, page i

1. We note from footnote 2 to your fee table that you are registering for resale an indeterminate number of shares and from the disclosure on the prospectus cover page that your prospectus relates to the offer and sale of up to 3,298,516 (based upon a closing price of $1.819 per share on August 10, 2018) shares of your common stock. Please note that you may not rely on Rule 416 of the Securities Act to register for resale an indeterminate number of shares of common stock that you may issue under a conversion formula based on fluctuating market prices or otherwise. Revise your filing to register for resale the maximum number of shares that you think you may issue upon exercise of the warrants, based on a good-faith estimate and, if the estimate turns out to be insufficient, the company must file a new registration statement to register the additional shares for resale. Please refer to the Division’s Compliance and Disclosure Interpretations Securities Act Rules Question 213.02, which can be found on the Commission’s web site, for further guidance.

We amended the table footnotes to reference that only the 3,298,516 shares are being registered.

June 2018 Private Placement, page 80

2. We note your disclosure in the last sentence of this section that the company entered into a second securities purchase agreement with Discover Fund, LLC for the remaining $1.6 million in notes and warrants offered under the original SPA, except that this purchase and sale was made in a transaction exempt from registration under Rule 144. Please reconcile this disclosure with your Form 8-K filed on July 26, 2018 indicating that the transaction was exempt pursuant to 4(2) of the Securities Act and Rule 506(b).

We amended the language on p. 80 to reflect that the exemptions are based on Section 4(a)(2) and Rule 506(b),

Item 17. Undertakings, page II-8

3. Please tell us why the first and the last undertakings in this Item are appropriate for your filing or revise your undertakings as appropriate.

We have revised the undertakings appropriately.

4. Please include the undertakings required by Regulation S-K 512(a).

Please see our response to 3. above.

We hope that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact our counsel, Jolie Kahn, Esq., at (516) 222-2230 if you have any questions regarding this matter.

Very truly yours,

DELCATH SYSTEMS, INC.

/s/ Jennifer Simpson

Jennifer Simpson

Chief Executive Officer